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Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES

Statement of Calculation of Ratios of Earnings to Fixed Charges

(In millions, except ratios)

(Unaudited)

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Earnings
(Loss) income from continuing operations before income tax	$(29.9)	$997.5	$(1,471.2)	$(2,548.8)	$1,633.2	$1,304.7
Fixed charges deducted from income from continuing operations	229.2	284.4	323.2	260.4	245.3	247.3
Amortization of capitalized interest	13.0	16.4	18.2	17.0	13.3	12.3
Less:
Loss (income) from continuing operations before income tax attributable to noncontrolling interests	$0.6	$(7.7)	$(10.5)	$(15.5)	$(9.7)	$(7.4)
Interest capitalized	(54.9)	(45.7)	(87.4)	(78.2)	(67.7)	(105.8)

	158.0	1,244.9	(1,227.7)	(2,365.1)	1,814.4	1,451.1
Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	167.0	228.8	216.3	161.4	158.8	123.6
Estimated interest within rental expense	7.3	9.9	19.5	20.8	18.8	17.9

Fixed charges deducted from income from continuing operations	174.3	238.7	235.8	182.2	177.6	141.5
Interest capitalized	54.9	45.7	87.4	78.2	67.7	105.8

Total	$229.2	$284.4	$323.2	$260.4	$245.3	$247.3
Ratio of Earnings to Fixed Charges	(a)	4.4	(b)	(b)	7.4	5.9

(a)
For the nine month period ended September 30, 2017, our earnings were inadequate to cover our fixed charges by $71.2 million.

(b)
For the year ended December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $1,550.9 million and $2,625.5 million, respectively. Net loss from continuing operations before income taxes of $1,471.2 million and $2,548.8 million for the years ended December 31, 2015 and December 31, 2014, respectively, included a non-cash loss on impairment of $2,746.4 million and $4,218.7 million, respectively.

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  Exhibit 12.1
ENSCO PLC AND SUBSIDIARIES Statement of Calculation of Ratios of Earnings to Fixed Charges (In millions, except ratios) (Unaudited)